21002081

ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70120

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Meixin Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3975 Freedom Circle, Suite 870
(No. and Street)

Santa Clara	CA	95054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Daniels — **(516) 281-4242**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

BDG-CPA's
(Name - if individual, state last, first, middle name)

76 N. Walnut Street	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70120

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Meixin Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3975 Freedom Circle, Suite 870
(No. and Street)

Santa Clara	**CA**	**95054**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Daniels **(516) 281-4242**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

BDG-CPA's
(Name - if individual, state last, first, middle name)

76 N. Walnut Street	**Ridgewood**	**NJ**	**07450**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Daniels, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Meixin Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

BRITTANY A. GENOINO
Notary Public, State of New York
No. 01GE6245154
Qualified in Suffolk County
Commission Expires July 18, 2023

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [x] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [x] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEIXIN SECURITIES LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

DECEMBER 31, 2020

MEIXIN SECURITIES LLC

CONTENTS

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Meixin Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Meixin Securities LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Meixin Securities LLC as of December 31, 2020, and the results of its operations and its cash flows for the period for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Meixin Securities LLC's management. Our responsibility is to express an opinion on Meixin Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Meixin Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information listed in the accompanying Contents has been subjected to audit procedures performed in conjunction with the audit of Meixin Securities LLC's financial statements. The supplemental information is the responsibility of Meixin Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDG-CPAs

We have served as Meixin Securities LLC's auditor since 2019.

BDG-CPAs, PC
Ridgewood, New Jersey
March 1, 2021

MEIXIN SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

ASSETS		
Cash	$	80,549
Accounts receivable		85,438
Prepaid expenses		1,119
Property and Equipment (net of accumulated depreciation of $40)		2,355
TOTAL ASSETS	$	169,461

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	48,274
Due to related parties		20,140
TOTAL LIABILITIES		68,414
MEMBER'S EQUITY		101,047
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	169,461

The accompanying notes are an integral part of these financial statements.

MEIXIN SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES	$	738,932
EXPENSES		
Commissions		236,325
Computer and internet		157,455
Payroll		134,979
Marketing		127,395
Professional fees		63,953
Regulatory		18,025
Facilities		18,000
Office		6,448
TOTAL EXPENSES		762,580
NET LOSS	$	(23,648)

The accompanying notes are an integral part of these financial statements.

MEIXIN SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

MEMBER'S EQUITY, JANUARY 1, 2020	$	60,410
Member's Contributions		78,685
Member's Withdrawals		(14,400)
Net loss		(23,648)
MEMBER'S EQUITY, DECEMBER 31, 2020	$	101,047

The accompanying notes are an integral part of these financial statements.

MEIXIN SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(23,648)
Depreciation		40
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(85,438)
Prepaid expenses		(796)
Accounts payable and accrued expenses		41,196
Due to related parties		14,796
NET CASH USED IN OPERATING ACTIVITIES		(53,850)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(2,395)
NET CASH USED IN FINANCING ACTIVITES		(2,395)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		78,685
Capital distributions		(14,400)
NET CASH PROVIDED BY FINANCING ACTIVITES		64,285
NET CHANGE IN CASH		8,040
CASH, BEGINNING OF PERIOD		72,509
CASH, END OF PERIOD	$	80,549
Supplemental cash flows disclosures:		
Income tax payments	$	-
Interest payments	$	-

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Meixin Securities LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in August 2017, under the laws of the State of Delaware, and commenced operations on May 1, 2019.

The Company is a single member LLC, wholly owned by Meixin Inc. (the "Sole Member"). The Company was formed to provide private placement of securities to institutional clients and high net worth individuals. The Company operates out of one office in New York City, NY.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

ASC 606 Revenue Recognition

In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606) ("ASC 606"). The requirements of ASC 606 were effective for the Company for the year ended December 31, 2018. The Company adopted the standard on January 1, 2018 using the modified retrospective approach, and, in conjunction with the adoption, management evaluated the new guidance in ASC 606 and determined that there is no change in the manner that the Company recognizes revenue. Furthermore, management has determined that the required guidance in ASC 606 does not have an impact on the Company's financial or regulatory capital.

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax purposes. As a result, no federal or New York State income taxes are provided as they are the responsibility of the Managing Member.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness, as defined. At December 31, 2020, the Company had net capital of $39,884, which exceeded its requirement by $34,884. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2020, this ratio was 1.72 to 1.

Note 4 - Related Party Transactions

The Company has an Expense Sharing Agreement ("Agreement") with Meixin Group, Inc., a related party under common ownership. The Agreement covers facilities, personnel and administrative expenses. Direct expenses of the Company are outside the scope of the Agreement and are paid directly by the Company.

During the year ended December 31, 2020, the Company recorded $97,507 of expenses under the Agreement.

As a result of the Agreement, the Company owed $15,833 to the related party at December 31, 2020.

Note 5 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

During the year 2020, three customers accounted for 45%, 24% and 19% of total revenues. No balances were receivable from any of these customers at December 31, 2020.

Note 6 - Revenues from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes fee income from private placement services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 7 - Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit during the year ended December 31, 2020.

Note 8 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2020 through the date of these financial statements, which is the date that the financial statements were issued. During this period, there were no material subsequent events requiring disclosure.

MEIXIN SECURITIES LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Member's Equity	$	101,047
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		61,163
NET CAPITAL		39,884
Less: Minimum net capital requirements at 12.5% of aggregate indebtedness ($5,000 if higher)		5,000
EXCESS NET CAPITAL	$	34,884
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	68,414
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.72 to 1

As of December 31, 2020, there are no material differences between the audited computation of net capital and the Company's computation of net capital.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS INDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 of SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not and will not hold customer funds or securities. The Company's busniess activities are limited to private placements of securities.

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member
of Meixin Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Meixin Securities LLC (the "Company") is not claiming exemption from 17 C.F.R. §240.15c3-3, where the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to private placements of securities, excluding Regulation A, Oil & Gas or EB-5 placements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company), and (2) the Company stated that the Company did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's exemption from the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, New Jersey
March 1, 2021

Meixin Securities, LLC

Exemption Report

Meixin Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 1 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities, excluding Regulation A, Oil & Gas or EB-5 placements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry **PAB** accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Robert Daniels, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Robert Daniels, CCO